Filed by HC2 Holdings, Inc.

(Commission File No. 001-35210)

 Pursuant to Rule 425 under the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

 of the Securities Exchange Act of 1934 as amended

Subject Company: MCG Capital Corporation

(Commission File No. 814-00239)

HC2 SUBMITS REVISED MERGER PROPOSAL

TO MCG CAPITAL CORPORATION

New York, NY – May 19, 2015 – HC2 Holdings, Inc. (“HC2”) (NYSE MKT: HCHC) announced today that it has sent a letter to MCG Capital Corporation (“MCGC”) again proposing that the companies engage in discussions regarding an agreement for HC2 to acquire MCG. HC2’s proposal is to acquire 100% of the common stock of MCGC on a fully-diluted basis in a cash and stock transaction in which stockholders of MCGC would receive $5.25 for each share of MCGC common stock outstanding. The consideration that HC2 is offering in its updated proposal consists of (a) an amount of HC2 common stock valued at $4.75 (utilizing a floating exchange ratio subject to a customary 15% symmetrical collar that will result in the issuance of between .37 and .50 of a share of HC2 common stock for each share of MCG common stock) and (b) $0.50 in cash, on the terms and conditions described in the proposal. HC2 has delivered what it believes to be a Superior Offer (as defined in the agreement for the transaction with PennantPark Floating Rate Capital Ltd. (the “PennantPark Transaction”)) to the PennantPark Transaction.

The following is a copy of the letter sent to MCGC’s Board of Directors by HC2 regarding its offer.

May 19, 2015

Board of Directors

MCG Capital Corporation

1001 19th Street North, 10th Floor

Arlington, Virginia 22209

Attention: Richard W. Neu, Chairman of the Board

Ladies and Gentlemen:

While we are disappointed in and disagree with many of the statements and assumptions made about HC2 Holdings, Inc. (“HC2”) and its recent offer to acquire MCG Capital Corporation (“MCG”) that are set forth in the Form N-14 Registration Statement filed by PennantPark Floating Rate Capital Ltd. (“PennantPark”) on May 18, 2015, we continue to remain interested in acquiring MCG. On behalf of HC2, I am submitting a revised proposal to acquire MCG. We continue to believe that our offer presents a compelling opportunity for your shareholders, as compared to the transaction contemplated under that certain Agreement and Plan of Merger, dated as of April 28, 2015, with PennantPark (the “PennantPark Agreement”).

We propose to acquire 100% of the common stock of MCG on a fully-diluted basis in a cash and stock transaction in which stockholders of MCG would receive $5.25 for each share of MCG common stock outstanding, consisting of (a) an amount of HC2 common stock valued at $4.75 (utilizing a floating exchange ratio subject to a customary 15% symmetrical collar that will result in the issuance of between .37 and .50 of a share of HC2 common stock for each share of MCG common stock) and (b) $0.50 in cash, on the terms and conditions described herein.

We are confident that your shareholders will support our proposal and we kindly request your active and immediate cooperation, consistent with the requirements of the PennantPark Agreement, to complete the transaction outlined in this letter. We believe that our revised proposal constitutes a “Superior Proposal” under the terms of the PennantPark Agreement, as it provides superior overall value, including more cash, and greater certainty for MCG’s shareholders as compared to the PennantPark Agreement. The transaction continues to be more favorable, from a financial point of view, for MCG’s shareholders than the value of the consideration payable under the PennantPark Agreement. Accordingly, we believe that the MCG board of directors can and must, consistent with its fiduciary duties and its obligations under Section 6.4 of the PennantPark Agreement, make a determination that our proposed transaction is a “Superior Proposal”. Thereafter, again consistent with the PennantPark Agreement, we are seeking prompt negotiations to complete a successful transaction with HC2.

In the interest of time, we have instructed our counsel to prepare a form of merger agreement (to be substantially similar to the PennantPark Agrement), which will promptly be sent to your counsel following the delivery of this offer letter. Further, subject to our review of the Company Disclosure Letter, we confirm that no further substantive due diligence will be necessary to complete this transaction.

Except as modified above, the key terms set forth in our May 4th letter remain unchanged.

Please note that this letter is not meant to, and does not, create or constitute any legally binding obligation, liability or commitment by us concerning a proposed transaction, and there will be no legally binding agreement between us regarding the proposed transaction unless and until we finalize the terms and enter into a mutually acceptable definitive transaction agreement.

We are pleased to be able to offer this Superior Proposal to your company, which we believe will benefit your shareholders and your employees. We are confident that our proposal presents a compelling opportunity for both of our companies and look forward to your response. We would appreciate your response as soon as possible. If you have any questions or would like to clarify any aspect of our proposal, please do not hesitate to call me.

Sincerely,

/s/ Philip A. Falcone

Philip A. Falcone

Chairman, President and Chief Executive Officer

HC2 Holdings, Inc.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a business combination transaction with MCGC proposed by HC2, which may become the subject of a registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). This material is not a substitute for the proxy statement/prospectus HC2 would file with the SEC regarding the proposed transaction if a negotiated transaction is agreed or for any other document which HC2 may file with the SEC and send to HC2’s or MCGC’s stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HC2 AND MCGC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by HC2 through the web site maintained by the SEC at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

HC2 and certain of its respective directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of HC2 directors and executive officers in HC2’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 16, 2015, and its proxy statement for the 2015 Annual Meeting, which was filed with the SEC on April 30, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This release contains, and certain oral statements made by our representatives from time to time, may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations, and are not strictly historical statements. In some cases, you can identify forward-looking statements by terminology such as “if,” “may,” “should,” “believe,” “anticipate,” “future,” “forward,” “potential,” “estimate,” “opportunity,” “goal,” “objective,” “growth,” “outcome,” “could,” “expect,” “intend,” “plan,” “strategy,” “provide,” “commitment,” “result,” “seek,” “pursue,” “ongoing,” “include” or in the negative of such terms or comparable terminology. These forward-looking statements inherently involve certain risks and uncertainties and are not guarantees of performance or results, or of the creation of shareholder value, although they are based on our current plans or assessments which we believe to be reasonable as of the date hereof, including without limitation expectations regarding our proposal to acquire MCGC. Factors or risks that could cause our actual results to differ materially from the results are more fully described in our most recent annual report, quarterly reports or other filings with the Securities and Exchange Commission, which are available through our website at http://www.hc2.com/. Such factors and risks that relate to the proposed transaction include the risk that MCGC may not accept our proposal or negotiate with us; the risk that we may not be able to enter into a definitive agreement relating to the proposed transaction; the risk that we may not obtain regulatory approval of the transactions on the proposed terms and anticipated schedule; the risk that the parties may not be able to satisfy the conditions to closing of the transactions; the risk that the transactions may not be completed in the time frame expected by the parties or at all; and our failure, if the transactions are completed, to achieve the expected benefits of such transactions. Other unknown or unpredictable factors could also affect our business, financial condition and results. Although we believe that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that any of the estimated or projected results will be realized. You should not place undue reliance on these forward-looking statements, which apply only as of the date hereof. Subsequent events and developments may cause our views to change. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so.

ABOUT HC2

HC2 Holdings, Inc. is a publicly traded (NYSE MKT: HCHC), diversified holding company, which seeks to acquire and grow attractive businesses that generate sustainable free cash flow. HC2 has a diverse array of operating subsidiaries, each with its own dedicated management team, across a broad set of industries, including, but not limited to, telecom/infrastructure, large-scale U.S. construction, energy, subsea services and life sciences. HC2 seeks opportunities that generate attractive returns and significant cash flow in order to maximize value for all stakeholders. Currently, HC2’s largest operating subsidiaries are Schuff, a leading structural steel fabricator in the United States, and Global Marine, a leading global offshore engineering company focused on subsea cable installation and maintenance.

For More Information on HC2 Holdings, Inc., Please Contact:

Ashleigh Douglas

ir@HC2.com

212-339-5875